January 10, 2025

Joseph Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave. NE, Suite 250
Bainbridge Island, WA 98110

       Re: Banzai International, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 2, 2025
           File No. 001-39826
Dear Joseph Davy:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 1 - To Authorize, for Purposes of Complying with Nasdaq Listing
Rule
5635(d)..., page 5

1. We note that you are seeking approval for the issuance of shares in excess of the
       Nasdaq Ownership Limitation to the Pre-Funded Warrant holders pursuant to
       contractual obligations in the Merger Agreement related to the acquisition of
       OpenReel. As a result, it appears that the share issuance covered by this proposal is in furtherance of the acquisition of OpenReel. As your stockholders are not separately provided an opportunity to vote on the above-referenced acquisition, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transaction. Refer to Note A of Schedule 14A. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.
 January 10, 2025
Page 2
2. Please provide us with a legal analysis of the basis upon which you concluded that the merger agreement with OpenReel was not subject to approval by the
company   s
       shareholders. Please ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Delaware General Corporation Law with respect to the approval of the merger transaction.
Proposal No. 3 - Amendment of Restated Certificate of Incorporation..., page 10

3. Please disclose that as a result of this proposal your Chief Executive Officer, Joseph
       Davy, will be entitled to act by written consent.
Proposal No. 4 - Approval of Increase in Shares Available under the Stock Option Plan, page
11

4.     Please provide the disclosure set forth in Item 8 of Schedule 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Rachael Schmierer